

Barrie Brouse · 3rd
Co-Founder & Chief Creative Officer at Mightly
San Francisco Bay Area · **Contact info**

65 connections

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 **Mightly**

 **FIDM**

About

I have 20 years of experience in the apparel industry, spanning award-winning design, product development and global production. My creative approach draws inspiration from kids' playfulness and their need for simple comfort. I enjoy developing fabrics, prints, and bringing my imaginative designs to life for both niche and mass market brands.

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Grads are Co-Founders of Sustainable Children's Wear Brand Mightly
fidm.edu

Grads are Co-Founders of Sustainable Children's Wear Brand Mightly Although Mightly CEO Tierra Forte '99 (pictured at right) and Creative Director Barrie Brouse '00 studied Fashion Design at FIDM...

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Experience

 **Co-Founder & Chief Creative Officer**
Mightly · Self-employed
Jan 2019 - Present · 3 yrs 8 mos
Oakland, California, United States

We are moms.
We know what matters.   ...see more

   

 **Principal Owner**
Barrie B Consulting · Self-employed
2013 - 2019 · 6 yrs
San Francisco Bay Area

CONCEPT | DESIGN | PRODUCT MANAGEMENT
I work with new companies looking to create textile-based products, and with existing brands ...see more

   

   

Co-Founder & Creative Director


Cat + Cow Pajamas · Full-time

2012 - 2018 · 6 yrs

California, United States

For magical adventures in sleep, our PJ story begins with 2 Moms and 1 Dad with decades of combined experience in the childrens' wear marketplace.   ...see more

 Cat + Cow

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Lead Designer
HYBRID

Hybrid Apparel · Full-time

2011 - 2013 · 2 yrs

Orange County, California, United States

Hybrid Apparel is a diversified US based premiere apparel company servicing all tiers and trade channels of distribution. The company designs, develops, sources, produces and distributes apparel.   ...see more

 **Hybrid Apparel**
The cultivation of brands through focused merchandising, design, and development is the primary goal and function of our Branded Division. The product assortment for...

Lead Designer


Sweet Potatoes, Inc. · Full-time

May 2000 - Nov 2011 · 11 yrs 7 mos

San Francisco Bay Area

· Designed product lines for newborn to tween (girls) and layette to 6X/7 (boys) with over $5 million annual sales   ...see more

 Sweet Potatoes Layette.jpg

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Education

 **FIDM**

Associate of Arts - AA, Fashion/Apparel Design

1998 - 2000

Activities and societies: Designer of Tomorrow - 1998 Award Winner

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Honors & awards

National Parenting Product Award

Issued by NAPPA Awards · Jan 2020

Associated with Mightly

Mightly Organic Cotton "No Nasties" Pajama Sets is a 2020 NAPPA Award winner! Our PJ's have been recognized as the best in the industry.   ...see more

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Interests

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Newchip Accelerator
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Mightly
46 followers

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